FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES
COMPUTATION OF EARNINGS PER SHARE	EXHIBIT 11

(In thousands, except per share amounts)	For Three Months Ended March 31,

	2007	2006
Net Income	$17,523	$15,428

Computation of average shares outstanding

Shares outstanding at beginning of year	45,350	42,657

Shares issued or repurchased during the year times average time outstanding during the year	(174)	1,559

Average basic shares outstanding	45,176	44,216

Dilutive shares	448	470

Average diluted shares outstanding	45,624	44,686

Basic earnings per share	$0.39	$0.35

Diluted earnings per share	$0.38	$0.35